TCW Funds

865 South Figueroa Street

Los Angeles, California 90017

June 19, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. - File Nos. 033-52272 and 811-07170

Ladies and Gentlemen:

On behalf of TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral comments provided on May 27, 2015 by Mr. Asen Parachkevov of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 91 to its Registration Statement filed on April 9, 2015 (“PEA No. 91”), which contained disclosure with respect to a proposed new series of the Registrant, the TCW Developing Markets Equity Fund (the “Fund”). Changes to the Registrant’s disclosure in response to those comments are reflected in the Post-Effective Amendment No. 92 to its Registration Statement (“PEA No. 92”) expected to be filed on or about June 23, 2015.

Those comments are repeated below and organized in the same fashion as presented by Mr. Parachkevov.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Prospectus or the Statement of Additional Information (the “SAI”), as appropriate, that was already filed as part of PEA No. 91, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Prospectus or the SAI, as appropriate.

Prospectus:

Fees and Expenses of the Fund

1.	Comment: With respect to the “Annual Fund Operating Expenses” table on page 1, please file the amounts of fees and expenses that will be included in PEA No. 92 for review by the Staff prior to the date upon which PEA No. 92 becomes effective.

Response: Comment accepted. The completed Annual Fund Operating Expenses table included in PEA No. 92 is as follows:

June 19, 2015

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment.)

	Share Classes
	I	N
Management Fees	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses[1]	2.93%	3.70%
Total Annual Fund Operating Expenses	3.73%	4.75%
Fee Waiver and/or Expense Reimbursement[2]	2.48%	3.50%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[1]	1.25%	1.25%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year and calculated as a percentage of the Fund’s assets.
[2]	The Fund’s investment advisor has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest, brokerage, extraordinary expenses and acquired fund fees and expenses, if any) to 1.25% of average daily net assets. This contractual fee waiver/expense reimbursement will remain in place through June 30, 2016 and before that date, the investment advisor may not terminate this arrangement without approval of the Board of Directors. At the conclusion of this period, the Fund’s investment advisor, in its sole discretion, may extend, terminate or otherwise modify the contractual fee waiver/expense reimbursement.

2.	Comment: With respect to footnote 2 to the “Annual Fund Operating Expenses” table on page 1, please (i) supplementally confirm that the agreement with TCW Investment Management Company (the “Advisor”) to waive fees and/or reimburse expenses referred to in footnote 2 (the “Expense Limitation Agreement”) will be filed as an exhibit to the Fund’s Registration Statement; (ii) supplementally confirm whether the fees waived and/or expenses reimbursed pursuant to the Expense Limitation Agreement are subject to recoupment by the Advisor; and (iii) disclose in footnote 2 who can terminate the Expense Limitation Agreement as required by Instruction 3(e) to Item 3 of Form N-1A.

Response: Comment accepted. With respect to (i), the Registrant hereby confirms that the Expense Limitation Agreement will be filed as an exhibit to PEA No. 92. With respect to (ii), the Registrant hereby confirms that fees waived and/or expenses reimbursed pursuant to the Expense Limitation Agreement are not subject to recoupment by the Advisor. With respect to (iii), as shown in the response to Comment 1 above, the Registrant has added disclosure in footnote 2 to explain that the Expense Limitation Agreement may not be terminated before its expiration date without the approval of the Board of Directors of the Registrant.

June 19, 2015

Example

3.	Comment: With respect to the table in the “Example” section on page 1, please supplementally confirm that the amounts listed in that table reflect only fees waived and/or expenses reimbursed during the contractual period of the Expense Limitation Agreement.

Response: Comment accepted. The Registrant hereby confirms that the amounts listed in the referenced table reflect only fees waived and/or expenses reimbursed during the contractual period of the Expense Limitation Agreement.

Principal Investment Strategies

4.	Comment: The Staff notes that under Rule 35d-1(a)(3) under the 1940 Act, a fund must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. With respect to the first paragraph under the “Principal Investment Strategies” section beginning on page 1, please supplementally explain why the Fund’s policy of investing, under normal circumstances, at least 80% of the Fund’s assets (plus any borrowings for investment purposes) in equity securities issued by companies and financial institutions domiciled or with primary business operations in Developing Market Countries (the “80% Test”) satisfies the requirement under Rule 35d-1(a)(3).

Response: Comment accepted. In the experience of the Advisor, companies domiciled or having primary business operations in Developing Market Countries are subject to substantial rules, regulations and controls of such countries, including those regulating business activities, currency restrictions, ownership structure, corporate governance and other aspects, and are influenced by local economic conditions and investment climate. As a result, the performance of an investment in such a company will typically expose the Fund to the economic fortunes and risks of the Developing Market Country in which such company has its domicile or primary business operations. Accordingly, unlike in certain other offshore jurisdictions, such as the Cayman Islands, the domicile or the primary business operations of a company in a Developing Market Country is usually a strong indication that there is a significant economic relationship between the company and that country.

5.	Comment: With respect to the second paragraph under the “Principal Investment Strategies” section beginning on page 1, please supplementally confirm whether the Fund’s investments in other pooled investment vehicles will be material (i.e., exceed 0.01% (one basis point) of average net assets of the Fund) and if so, please update the “Annual Fund Operating Expenses” table on page 1 to disclose the fees and expenses of such other pooled investment vehicles in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response: Comment accepted. The Registrant hereby confirms that the Fund’s investments in other pooled investment vehicles will not exceed 0.01% of average net assets of the Fund and that the fees and expenses of such other pooled investment vehicles are properly disclosed in the “Annual Fund Operating Expenses” table in accordance with Instruction 3(f) to Item 3 of Form N-1A.

June 19, 2015

6.	Comment: With respect to the sixth paragraph under the “Principal Investment Strategies” section beginning on page 1, please clarify whether the Fund may use derivatives for investment management purposes, hedging purposes, or both.

Response: Comment accepted. The Registrant has revised the referenced disclosure to clarify that the Fund may use derivatives for both investment management and hedging purposes.

7.	Comment: With respect to the 80% Test, please disclose whether the Fund’s investments in derivatives will be included in satisfying the 80% Test and if so, please add disclosure explaining that derivatives have similar economics as the underlying instruments and that derivatives will be marked to market.

Response: Comment accepted. The Registrant has added disclosure as requested to explain that the Fund’s investments in derivatives will not be included in satisfying the 80% Test.

Principal Risks of the Fund

8.	Comment: With respect to the “Financial Services Industry Risk” risk factor on page 8, please supplementally confirm whether the Fund will concentrate its investments in any particular financial services industry, and if so, please add disclosure related to such concentration in the “Principal Investment Strategies” section beginning on page 1.

Response: Comment accepted. Although the Fund’s investments in the financial services sector will constitute a principal investment strategy for the Fund and potentially a material portion of its portfolio, the Fund will not concentrate its investments in any particular financial services industry within the financial services sector. The Registrant has added disclosure in the “Principal Investment Strategies” section beginning on page 1 regarding the Fund’s investments in the financial services sector and has changed the referenced risk factor to “Financial Services Sector Risk.”

9.	Comment: With respect to the “Other Investment Company Risk” risk factor beginning on page 9, please supplementally confirm whether investing in REITs is a principal investment strategy for the Fund, and if so, please add disclosure regarding the Fund’s investments in REITs in the “Principal Investment Strategies” section beginning on page 1.

Response: Comment accepted. The Registrant hereby confirms that investing in REITs is a principal investment strategy for the Fund. The Registrant has added disclosure in the “Principal Investment Strategies” section beginning on page 1 regarding the Fund’s investments in REITs as requested. The Registrant has also added a risk factor entitled “REIT risk” in the “Principal Risks” section beginning on page 3 and a risk factor entitled “REIT and Real Estate Company Risk” in the “Principal Risks of the Fund” section beginning on page 6.

June 19, 2015

Portfolio Managers

10.	Comment: With respect to the business experience of each portfolio manager provided in the “Portfolio Managers” section on page 11, please supplementally confirm that the prior employment listed for each portfolio manager covers the past five years.

Response: Comment accepted. The Registrant hereby confirms that the prior employment listed for each portfolio manager in the referenced section covers the past five years.

Calculation of NAV

11.	Comment: In the “Calculation of NAV” section beginning on page 13, please consider adding disclosure, as provided in Instruction to Item 11(a)(1) of Form N-1A, to explain that the net asset value of the Fund’s investments in other investment companies will be calculated based upon the net asset value of those investment companies and that the offering documents for those investment companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

Response: Comment accepted. The Registrant has added the suggested disclosure.

Statement of Additional Information:

Limitations on the Use of Futures, Options and Swaps

12.	Comment: Please clarify which exemption from registration as a CPO, if any, the Advisor will rely on with respect to the Fund.

Response: Comment acknowledged. The Advisor relies on the exclusion from the definition of the term CPO set forth in CFTC Regulation 4.5 with respect to the Fund. Accordingly, it is not necessary for the Advisor to rely on any exemption from registration as a CPO with respect to the Fund. The Advisor’s reliance on an exclusion from the definition of the term CPO is disclosed in the first paragraph with the heading “Limitations on the Use of Futures, Options and Swaps” on page 8.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

June 19, 2015

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 244-0000 with comments and questions.

Very truly yours,

/s/ Patrick W. Dennis
Patrick W. Dennis
Assistant Secretary